82-[4089]

REPORT FOR THE FIRST HALF-YEAR 2007



07026674
PROCESSED
SEP 24 2007
THOMSON FINANCIAL
THE MANY PLACES OF SUCCESS
BÖHLER UDDEHOLM
materializing visions

JANUARY – JUNE

according to IFRS	2007 in m€	2006 in m€	Change	according to IFRS	2007 in m€	2006 in m€	Change
Net sales	1,821.2	1,548.4	18%	Cash flow[1]	203.1	162.8	25%
EBITDA	284.2	224.0	27%	Capital expenditure	79.2	78.3	1%
EBIT	229.1	173.6	32%	Order intake[2]	1,764.7	1,352.1	31%
Earnings before tax (EBT)	213.1	161.1	32%	Order backlog[2]	1,150,2	790.1	46%
Net income	153.4	116.0	32%	Employees	14,772	14,219	4%

1) Before capital changes
2) At the production companies

A company of the **voestalpine** Group

- Order intake reaches all-time high
- Increase in sales and earnings
- Best half-year in the history of the Group
- Record year in sight for 2007
- New ownership structure – new financial calendar

The BÖHLER-UDDEHOLM Group has followed best ever results for the first quarter of 2007 with record sales and earnings in the second quarter of this year. This development was supported by sustained robust demand in international markets as well as the continuing high level of prices and a steady improvement in the product mix. The Group's broad-based investment program and strict cost control measures also contributed to this positive development. As a result, BÖHLER-UDDEHOLM has closed the best half-year in the history of the Company.

In the second quarter of 2007 (April to June) order intake rose from 650.4 m€ by 36% to 884.3 m€. In total, order intake for the first half of 2007 reached 1,764.7 m€, for an increase of 31% over the 1,352.1 m€ recorded for the first six months of 2006. Order backlog equaled 1,150.2 m€ as of 30 June 2007, which is 46% higher than the 790.1 m€ recorded as of 30 June 2006. The utilization of capacity is excellent in all four divisions of the Group and, in several product segments, orders extend into 2009.

Sales recorded by the BÖHLER-UDDEHOLM Group rose from 1,548.4 m€ by 18% to 1,821.2 m€ in the first half of 2007. This increase was generated entirely by organic growth. The development of sales supported an increase in earnings before interest and tax (EBIT) from 173.6 m€ by 32% to 229.1 m€. The EBIT margin reached 12.6% for the first half of 2007, compared with 11.2% in the first half of 2006.

Earnings before tax (EBT) increased from 161.1 m€ by 32% to 213.1 m€. The tax rate for the BÖHLER-UDDEHOLM Group remained unchanged at 28%. Net income for the period rose from 116.0 m€ by 32% to 153.4 m€ for the first six months of 2007.

BÖHLER-UDDEHOLM completed a large part of its extensive investment program during the first half of 2007 as planned. The major projects included a new rolling mill at the Brazilian plant in Sumaré (Villares Metals S.A.), a forging press and electro-slag re-melting unit at the Austrian plant in Kapfenberg (Böhler Schmiedetechnik GmbH & Co KG, Böhler Edelstahl GmbH & Co KG) and a production facility for welding consumables in the Chinese city of Suzhou (Böhler Thyssen Welding Technology Co. Ltd.). Investments made by the Group during the reporting period totaled 79.2 m€, and matched the comparable prior year period. Capital expenditure is expected to total approximately 220 m€ in full-year 2007.

OVERVIEW OF CORE BUSINESSES

Steady economic growth supported a further increase in sales volumes for the High Performance Metals Division during the second quarter of 2007. Prices remained unchanged at a high level – including the cost of alloys, whereby the nickel price became increasingly volatile before the summer. The division's markets in Europe and Latin America were characterized by strong demand across all major product segments. Growth in Asia was triggered above all by the markets in China and India, while the development of business was somewhat subdued by foreign exchange effects in Japan and a generally reserved investment climate in Thailand. In North America the demand for high-speed steel and special steel was sound, but sales volumes of tool steel again failed to meet expectations. The primary drivers for growth were the energy generation, chemical, oil field technology, aircraft, machinery and tool construction industries. Momentum also accelerated in the automotive industry, with the exception of North America. This largest division in the BÖHLER-UDDEHOLM Group closed the first half of 2007 with a significant increase in sales, earnings and order intake.

The Welding Consumables Division recorded an improvement in results over the excellent first three months of this year, with growth reported in all relevant product and customer segments during the second quarter of 2007. The energy sector represents the strongest driver by far for this division, in particular the power plant construction, petrochemical, chemical, offshore and LNG tank sectors. Demand remained sound during the second quarter, primarily for medium and high-alloyed welding consumables – this applies to welding electrodes as well as welding wire. A regional analysis shows dynamic growth in markets in Europe, North America

SALES BY REGION



and Asia. The Welding Consumables Division was able to utilize this favorable operating environment to increase sales volumes, while holding prices at a stable level. Sales, earnings and order intake of the division reached new record figures during the first half of 2007.

The positive development of business in the Precision Strip Division continued during the second quarter of 2007, leading to a slight year-on-year increase in sales for the first six months of 2007. Order intake rose by a substantial amount due to a steady increase in demand in all core markets, whereby the highest growth was recorded in the European countries and here above all in Germany. An analysis of the individual product segments shows particularly strong sales of strip steel for saws used in machinery and housing construction as well as special strip steels for the watch industry, paper production and printing branch. The Precision Strip Division was able to maintain earnings at the high prior year level despite a further increase in raw material prices and the temporary interruption of production at Wetzlar (Germany) following a fire. In spite of these factors, this division still recorded the highest profitability of all Group divisions.

The operating environment for the Special Forgings Division remained favorable in all core markets during the second quarter of the reporting year. Demand from the aircraft industry continued at a sound level, although the Euro-Dollar exchange rate had a negative effect on earnings margins. In the turbine construction branch, demand rose continuously and sales volumes to producers of utility vehicles and machinery also increased. These developments allowed the Special Forgings Division to record a year-on-year increase in sales, earnings and order intake for the first six months of 2007. Strict cost reduction measures and appropriate price increases also supported a slight improvement in profitability.

OUTLOOK.

Based on the solid results recorded for the first six months of 2007, the management of BÖHLER-UDDEHOLM AG expects similar developments during the second half of this year. From today's point of view, demand should remain at high levels, above all from customers in the energy generation, oil field service, aircraft and machinery construction sectors. This should lead to new records for sales and earnings in the 2007 full-year. However, the Management Board continues to monitor exchange rate fluctuations as well as the development of energy and raw material prices, which could represent risk factors over the coming months.

NEW OWNERSHIP STRUCTURE – NEW FINANCIAL CALENDAR.

June 2007 marked the majority takeover of BÖHLER-UDDEHOLM AG by voestalpine AG after the previous major shareholder – BU Industrieholding GmbH – had sold its stake to voestalpine. The majority acquisition by voestalpine through a voluntary public takeover bid was welcomed and supported by the Management Board of BÖHLER-UDDEHOLM AG. The measures to integrate BÖHLER-UDDEHOLM as a subgroup in the voestalpine Group started during July and are proceeding rapidly. The rights of the minority shareholders will remain in effect without limitation, independent of these steps.

As a result of the majority takeover, BÖHLER-UDDEHOLM will adjust its financial calendar to match voestalpine. The first step will represent the announcement of results for the first three quarters on 13 November instead of 12 November 2007. This change will allow BÖHLER-UDDEHOLM to publish its results for the first three quarters of 2007 at the same time as voestalpine announces results for the first two quarters of the 2007/08 business year. Furthermore, the financial year of BÖHLER-UDDEHOLM will be synchronized with the financial year of voestalpine (1 April to 31 March instead of 1 January to 31 December). This recommendation will be placed before the shareholders of BÖHLER-UDDEHOLM for approval at an extraordinary general meeting on 20 September 2007.

CONSOLIDATED [illegible]

ASSETS		30/6/2007 in k€	31/12/2006 in k€
A.	**Non-current assets**		
I.	Property, plant and equipment	893,929.1	865,881.4
II.	Goodwill	43,654.9	42,762.4
III.	Other intangible assets	12,966.4	14,476.3
IV.	Investments in associates	114.5	114.5
V.	Other financial assets	34,250.1	30,167.6
VI.	Deferred tax assets	64,486.9	61,927.7
		1,049,401.9	**1,015,329.9**
B.	**Current assets**		
I.	Inventories	1,171,891.1	1,043,443.5
II.	Accounts receivable from trade	726,085.3	598,469.9
III.	Accounts receivable from affiliated companies	1,319.6	1,126.0
IV.	Income tax receivables	2,932.3	1,516.8
V.	Other receivables	82,245.3	78,092.1
VI.	Other securities	1,580.6	573.7
VII.	Cash and cash equivalents	118,136.5	117,981.7
VIII.	Prepaid expenses	16,216.9	13,634.5
		2,120,407.6	**1,854,838.2**
	Total assets	**3,169,809.5**	**2,870,168.1**

[illegible]		[illegible]	…2/2006 in k€
A.	**Shareholders' equity**		
I.	Share capital	102,000.0	102,000.0
II.	Capital reserves	423,599.6	423,599.6
III.	Revenue reserves	764,893.3	585,662.9
IV.	Minority interest	10,178.0	9,728.6
V.	Retained earnings[1]	(13,479.1)	106,157.6
		1,287,191.8	**1,227,148.7**
B.	**Non-current liabilities**		
I.	Interest bearing debt	440,641.6	405,464.0
II.	Deferred tax liabilities	51,080.6	50,249.3
III.	Severance and pension provisions	275,068.8	277,902.0
IV.	Other long-term provisions	56,729.7	56,888.2
V.	Other long-term liabilities	7,407.1	8,530.8
		830,927.8	**799,034.3**
C.	**Current liabilities**		
I.	Accounts payable from trade	396,081.5	326,173.5
II.	Payments on account	2,980.7	2,711.7
III.	Short-term borrowings	268,684.2	161,363.9
IV.	Current portion of interest-bearing debt	52,399.3	60,576.7
V.	Short-term provisions	155,162.2	145,050.9
VI.	Income tax liabilities	47,812.4	40,199.2
VII.	Other short-term liabilities	123,719.7	103,472.1
VIII.	Prepaid income	4,849.9	4,437.1
		1,051,689.9	**843,985.1**
	Total shareholders' equity and liabilities	**3,169,809.5**	**2,870,168.1**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/6.

[illegible]

BÖHLER-UDDEHOLM GROUP

[illegible]	[illegible]	[illegible]	Q2 2007 in m€	Q2 2006 in m€
Net sales	**1,821.2**	**1,548.4**	**926.0**	**766.3**
Cost of sales	(1,313.0)	(1,110.2)	(667.5)	(541.7)
Gross profit	**508.2**	**438.2**	**258.5**	**224.6**
Other operating income	30.9	30.1	15.0	17.2
Distribution expense	(199.7)	(189.2)	(99.7)	(95.8)
Administrative expense	(81.9)	(79.2)	(41.1)	(40.8)
Other operating expense	(28.4)	(26.3)	(13.6)	(11.5)
Earnings before interest and tax (EBIT)	**229.1**	**173.6**	**119.1**	**93.7**
Interest expense (net)	(16.9)	(13.2)	(8.6)	(7.7)
Other financial result	0.9	0.7	0.8	0.6
Financial result	**(16.0)**	**(12.5)**	**(7.8)**	**(7.1)**
Earnings before tax (EBT)	**213.1**	**161.1**	**111.3**	**86.6**
Income tax expense	(59.7)	(45.1)	(31.2)	(24.1)
Net income	**153.4**	**116.0**	**80.1**	**62.5**
thereof attributable to equity holders of the parent	152.7	114.9	79.7	61.9
thereof attributable to minority interest	0.7	1.1	0.4	0.6
Basic earnings per share (in €)	3.0	2.2	1.6	1.2
Diluted earnings per share (in €)	3.0	2.2	1.6	1.2
Average number of shares outstanding				
– basic	51,000,000	51,000,000	51,000,000	51,000,000
– diluted	51,000,000	51,000,000	51,000,000	51,000,000
Depreciation	55.1	50.4	28.3	25.2
Currency gains (losses)	1.3	3.4	(5.5)	3.7

[illegible]	[illegible]	[illegible]
Shareholders' equity as of 1/1	**1,227.1**	**1,105.9**
Net income	153.4	116.0
Translation reserve	13.4	(22.5)
Dividend paid	(104.6)	(95.6)
Other	(2.1)	(1.6)
Shareholders' equity as of 30/6	**1,287.2**	**1,102.2**

[illegible]	[illegible]	2006 in m€
Cash and cash equivalents as of 1/1	**118.6**	**114.0**
Cash flow before capital changes	203.1	162.8
± Change in working capital	(154.8)	(55.4)
Cash flow from operating activities	48.3	107.4
Cash flow from investing activities	(76.0)	(66.6)
Cash flow from financing activities	28.8	(47.8)
Change in cash and cash equivalents	1.1	(7.0)
Cash and cash equivalents as of 30/6	**119.7**	**107.0**

SEGMENT OVERVIEW

High Performance Metals	1–6/2007 in m€	1–6/2006 in m€	Change
Sales	1,344.6	1,133.5	19%
EBIT	175.0	130.3	34%
Order intake	1,141.0	867.2	32%
Order backlog	690.4	451.5	53%
Welding Consumables			
Sales	267.2	212.0	26%
EBIT	34.3	22.3	54%
Order intake	296.3	235.6	26%
Order backlog	96.1	60.9	58%
Other/Consolidation			
Sales	(98.1)	(84.1)	17%
EBIT	(14.0)	(9.8)	43%
Order intake	(71.5)	(64.7)	11%

Precision Strip	1–6/2007 in m€	1–6/2006 in m€	Change
Sales	172.3	168.9	2%
EBIT	26.0	24.1	8%
Order intake	244.1	176.4	38%
Order backlog	120.1	53.2	126%
Special Forgings			
Sales	135.2	118.1	14%
EBIT	7.8	6.7	16%
Order intake	154.8	137.6	13%
Order backlog	243.6	224.5	9%
Group			
Sales	1,821.2	1,548.4	18%
EBIT	229.1	173.6	32%
Order intake	1,764.7	1,352.1	31%
Order backlog	1,150.2	790.1	46%

STOCK MARKET INDICATORS

	1–6/2007 in €	1–6/2006 in €
Low	49.86	34.81
High	81.39	51.62
Price at 30/6	74.00	42.75
Market cap at 30/6 (in m€)	3,774.00	2,180.25

FINANCIAL CALENDAR 2007

Extraordinary General Meeting	20 September 2007
Results 1–9/2007	13 November 2007

SHARE PRICE PERFORMANCE ([illegible]/1995 – 30/6/2007)


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74.00 €
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed

The consolidated interim financial statements of BÖHLER-UDDEHOLM AG for the first six months of 2007 were prepared in accordance with International Financial Reporting Standards (IFRS), specifically IAS 34 – Interim Financial Reporting. The accounting and valuation principles used in preparing the consolidated financial statements for the 2006 financial year were applied without change.

Data in the consolidated interim financial statements are shown in thousand Euros (k€); the figures in the income statement and notes are shown in million Euros (m€) unless stated otherwise.

These consolidated interim financial statements were not audited or reviewed by a chartered accountant.

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated and Separate Financial Statements). It comprises 18 domestic and 141 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG.

A further 5% of the shares in ENPAR Sonderwerkstoffe GmbH, Gummersbach, were acquired in March 2007, which raised the Group's stake in this company to 85%. This transaction resulted in goodwill of 0.9 m€.

The increase in the Austrian consolidation range from 15 to 18 subsidiaries is related to the change in the legal form of Böhler Edelstahl GmbH & Co KG and Böhler Bleche GmbH & Co KG, and the subsequent creation of limited partnerships in which the general partner is a limited liability company.

In accordance with IAS 31 (Interests in Joint Ventures), the proportional method is used to consolidate the joint venture GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul.

Furthermore, one domestic company is included in the consolidated financial statements "at equity".

The large share of sales generated in the countries of the European Union generally leads to a slight decline in sales volumes during the summer months of a typical business year (excluding acquisition effects). The substantially weaker demand in the northern hemisphere during the months of July and August is almost entirely offset by higher sales volumes recorded by the Brazilian production companies of the Group during this same period.

In comparison with the first half of the 2006 Business Year, the BÖHLER-UDDEHOLM Group recorded an organic increase in consolidated sales from 1,548.4 m€ by 272.8 m€ or 18% to 1,821.2 m€. Sales for the second quarter from April to June 2007 totaled 926.0 m€ and exceeded the comparable prior year figure (766.3 m€) by 21%. Earnings before interest and tax (EBIT) reached 229.1 m€ for the first half-year, which represents an increase of 32% over the comparable period of 2006 (173.6 m€). EBIT equaled 119.1 m€ for the second quarter of 2007, or 27% more than in the second quarter of 2006 (93.7 m€). Results for the second quarter of 2007 included no non-recurrent or a-periodic transactions.

Tax expense for the period was based on an estimated Group tax rate of 28%.

The number of shares issued remained unchanged at 51 million. Therefore, earnings per share for the first six months of 2007 equaled 3.0 € (previous year, after the stock split: 2.2 €).

The strong results recorded for the first half-year led to an increase in cash flow before capital changes from 162.8 m€ by 25% to 203.1 m€. The significant sales-related growth in net current assets, above all inventories and accounts receivable from trade, resulted in

cash flow from operating activities of 48.3 m€; in comparison to the first half of the prior year (107.4 m€), this represents a decline of 55%. After the deduction of –76.0 m€ in cash flow from investing activities, free cash flow equals –27.7 m€ (2006: +40.7 m€).

NOTES TO THE BALANCE SHEET

Investments made during the first half of 2007 totaled 79.2 m€ (2006: 78.3 m€). The marked growth in sales triggered a significant rise in inventories and accounts receivable from trade, which increased net debt to 648.4 m€ (as of 31 December 2006: 517.7 m€). Based on Group equity, gearing equaled 50% as of 30 June 2007 (as of 31 December 2006: 42%).

Equity rose to 1,287.2 m€ as of 30 June 2007 (balance as of 31 December 2006: 1,227.1 m€), while the foreign exchange differences included in this amount totaled 13.4 m€. In addition, BÖHLER-UDDEHOLM AG made a dividend payment of 104.6 m€ during the second quarter. The equity ratio equaled 41% as of 30 June 2007.

[illegible]
[illegible] (1) OF THE AUSTRIAN STOCK CORPORATION ACT

The Management Board of BÖHLER-UDDEHOLM AG hereby declares to the best of its knowledge and belief that the condensed financial statements, which were prepared in accordance with IFRS (IAS 34), provide a true and fair view of the combined asset, financial and earnings position of all companies included in the consolidation. The results for the period ended 30 June 2007 do not necessarily allow conclusions to the development of future results.

Furthermore, the Management Board of BÖHLER-UDDEHOLM AG hereby declares that the directors' report for the first half of 2007 provides a true and fair view of the asset, financial and earnings position of the Company in accordance with IFRS (IAS 34).

The Management Board

Claus J. Raidl m.p.
Horst Königslehner m.p.
Knut Consemüller m.p.
Franz Rotter m.p.
Heimo Stix m.p.

END

FURTHER INFORMATION:

BOHLER-UDDEHOLM AG
Investor Relations &
Corporate Communications Department
Randolf Fochler

Phone: (+43-1) 798 6901-22707
Fax: (+43-1) 798 6901-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

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